Exhibit 6.1

Computation of Earnings Per Share

	For the year ended December 31,

	2000	2001	2002

	(US$ in thousands, except share and per share data)

Net income	$504,890	$498,983	$274,140

Weighted average ordinary shares outstanding	166,666,755	166,666,755	164,893,283
Ordinary share equivalents:
Dilutive effect of share options outstanding	—	*	*

Weighted average ordinary shares outstanding	166,666,755	166,666,755	164,893,283

Basic and diluted net income per ordinary share	$3.03	$2.99	$1.66

*	The dilutive effect of share options outstanding during the years ended December 31, 2001 and 2002 was not material.